2 May, 2008

LISTING OF CADBURY PLC ON THE LSE AND DEMERGER UPDATE

Cadbury Schweppes plc (Cadbury Schweppes) today announces that the scheme of arrangement approved by shareowners on 11 April 2008, has now been approved by the High Court of Justice of England and Wales. The scheme of arrangement will become effective upon the registration of the court order at UK Companies House this morning.

Under the terms of the scheme of arrangement, Cadbury Schweppes ordinary shares will be cancelled and Cadbury Schweppes will become a wholly-owned subsidiary of Cadbury plc (Cadbury). Shareowners as at 6pm on 1 May, 2008 will receive for every 100 Cadbury Schweppes shares held:

•	64 ordinary shares in Cadbury

•	36 Cadbury beverage shares

Accordingly, with effect from 8 am today, the issued share capital of Cadbury Schweppes ordinary 12.5p shares (2,114,047,771 shares in total) will be cancelled and de-listed from the London Stock Exchange’s (LSE) main market for listed securities. Cadbury Schweppes American Depositary Receipts (ADRs) will be cancelled and de-listed from the New York Stock Exchange (NYSE) with effect from 9.30 am Eastern Standard Time (EST) today.

In accordance with the terms of the scheme, a total of 1,352,990,574 Cadbury ordinary 500p shares will be issued today. These ordinary shares will be admitted to the UKLA official list and will begin trading on the LSE’s main market for listed securities with effect from 8am today (code CBRY). Cadbury ADRs will be admitted to trading on the NYSE with effect from 9.30 am EST today (ticker symbol CBY). We expect Cadbury to remain a constituent of the FTSE100 index.

The Cadbury beverage shares issued today (761,057,198 shares of 500p each) will not be listed and will not be tradable. In order to implement the demerger and subject to the approval of the court, these shares will be cancelled on 7 May, 2008. On the same day, the holders of the Cadbury beverage shares will be entitled to receive 12 shares in Dr Pepper Snapple Group, Inc (DPSG) for every 36 Cadbury beverage shares that they hold. We expect that the DPSG shares will be listed on the NYSE under the ticker symbol “DPS”, and that regular way trading in them will commence at 9.30 am EST on 7 May, 2008.

To facilitate the settlement of Cadbury Schweppes shares traded but not yet settled, a CREST depositary interest (CDI) has been established. Further details of this facility will be available from CREST.

Cadbury ordinary share certificates and DPSG registration statements will be sent to shareowners on or around 16 May, 2008. As of 6pm on 1 May, 2008 Cadbury Schweppes will be ex-dividend. Payment of the Cadbury Schweppes 2007 final dividend of 10.5p per share will be sent to shareowners with the new share certificates.

Additional information about the demerger is available at www.cadburyschweppes.com/demerger.

ENDS

For further information contact:

Cadbury Schweppes plc	+ 44	20 7409	1313
	http://www.cadburyschweppes.com
Capital Market Enquiries	+44	20 7830	5124
Sally Jones Mary Jackets
Aly Noormohamed (DPSG)	+1 972 673 6050
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Katie Bell
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and Circular and Prospectus filed with the UKLA on 19 March, 2008 and posted on Cadbury Schweppes’ website www.cadburyschweppes.com/demerger. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or DPS or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

notes to editors:

About Cadbury Schweppes

Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world.  The Group employs over 70,000 people.

About Cadbury plc

Cadbury plc is the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back over 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.

About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group, Inc. is a leading brand owner, bottler and distributor of beverages in the North America market. It is the market leader in the flavoured carbonates soft drinks segment in the US and the number three liquid refreshment beverage business in North America.